Meetings of Shareholders

A special meeting of the shareholders of the RS Smaller Company Growth Fund was held on June 5, 2009, as adjourned through November 18, 2009. At the meeting, shareholders of the RS Smaller Company Growth Fund approved an Agreement and Plan of Reorganization providing for the transfer of all of the assets of RS Smaller Company Growth Fund to RS Small Cap Growth Fund in exchange for shares of RS Small Cap Growth Fund and the assumption by RS Small Cap Growth Fund of all of the liabilities of RS Smaller Company Growth Fund, and the distribution of such shares to the shareholders of RS Smaller Company Growth Fund in complete liquidation of RS Smaller Company Growth Fund.

	Votes For	Votes Against	Abstentions

	2,416,613.624	214,588.086	210,274.487